0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of June 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

VEOLIA WATER ACQUIRES SEVERAL UNITED UTILITIES
ACTIVITIES IN EUROPE

Paris, June 14, 2010.  Veolia Water has announced the signature of an agreement with a view to acquiring a number of United Utilities's activities in Europe.

Veolia Water will acquire a controlling (58%) stake in Sofiyska Voda, the company operating water supply and treatment services for the city of Sofia in Bulgaria, which serves 1.3 million inhabitants. Coming after successful developments in Central Europe around major capitals such as Berlin, Prague and Bucharest, this process will further Veolia’s strategy of organic growth via operations of critical size in a priority geography for the Company. It will leverage Veolia’s competitive advantages through a major works program to improve operating performance and by forging closer relations between Veolia Water and the client.

In addition, Veolia Water will become the lead industrial shareholder, with a 26% stake in AS Tallinna Vesi, a company that provides water supply and treatment services for Tallinn, Estonia, serving over 400,000 inhabitants. It will also take a 33% stake in Aqua SA, the company operating water supply and treatment services for the city of Bielsko Biala and its environs in southern Poland, serving over 300,000 inhabitants.

This new development in Central Europe, particularly with the city of Sofia, will be lodged with Veolia Voda, in which the EBRD has been a partner since 2007, and in which the IFC (International Financial Corporation) announced the acquisition of a 9.5% stake via a rights issue on June 2 this year.

In the United Kingdom, Veolia Water is acquiring a portfolio of outsourcing, industrial engineering and infrastructure contracts. Combined with its existing activities, this will make Veolia Water the leading player in the non-regulated water sector in the UK, with national coverage in a market expected to enjoy strong growth and offering immediate synergies. On top of this portfolio of contracts, minority stakes have been acquired in three PFI contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants).

The total acquisition price is approximately €199m in enterprise value. Factoring in the IFC's entry into the capital of Veolia Voda plus the commitments made with the EBRD, the deal should have a total impact on net debt for 2010 of around €159m.

The transaction is subject to the usual conditions precedent, notably review by certain administrative authorities, particularly the competition authorities, and the EBRD's approval for Continental Europe (excluding Poland). Veolia Water will review some of the minority stakes included in the transaction after completion of the deals.

These targeted acquisitions fit perfectly with Veolia Environnement's strategy of asset rotation, focusing on companies with significant organic growth potential, that leverage the Company's competitive advantages, and with a payback period consistent with its targets.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 95,789 employees, worldwide, Veolia Water provides water services to 78 million people and wastewater services to 53 million. Its 2009 revenues amounted to €12.5 billion. www.veoliawater.com.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 14, 2010

VEOLIA ENVIRONNEMENT

By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretary General